Unifi, Inc.

7201 West Friendly Avenue

Greensboro, North Carolina 27410

December 19, 2006

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Unifi, Inc.

Unifi Manufacturing Virginia, LLC

Unifi Manufacturing, Inc.

Unifi Export Sales, LLC

Unifi Sales and Distribution, Inc.

Unifi International Service, Inc.

GlenTouch Yarn Company, LLC

Spanco Industries, Inc.

Spanco International, Inc.

Unifi Kinston, LLC

Unifi Textured Polyester, LLC

Unifi Technical Fabrics, LLC

Charlotte Technology Group, Inc.

UTG Shared Services, Inc.

Unimatrix Americas, LLC

Registration Statement on Form S-4 (File No. 333-137972, 137972-14, 13, 12, 11,

10, 09, 08, 07, 06, 05, 04, 03, 02, 01)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Unifi, Inc., a New York corporation (the “Company”) and the Company’s subsidiaries (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statements on Form S-4 (the “Registration Statements”) be accelerated to December 20, 2006 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants

Securities and Exchange Commission	2

of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Lawrence G. Wee (212-373-3052) or Krista A. Penna (212-373-3586) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Unifi, Inc.

Unifi Manufacturing, Inc.

Unifi Sales & Distribution, Inc.

Unifi International Service, Inc.

Spanco Industries, Inc.

Spanco International, Inc.

Charlotte Technology Group, Inc.

UTG Shared Services, Inc.

GlenTouch Yarn Company, LLC

Unifi Technical Fabrics, LLC

Unifi Textured Polyester, LLC

Unimatrix Americas, LLC

By:	/s/ Charles F. McCoy
Name: Charles F. McCoy Title: Vice President

Securities and Exchange Commission	3

Unifi Export Sales, LLC Unifi Manufacturing Virginia, LLC Unifi, Inc., as member

By:	/s/ Charles F. McCoy
Name: Charles F. McCoy Title: Vice President

Unifi Manufacturing, Inc., as member

By:	/s/ Charles F. McCoy
Name: Charles F. McCoy Title: Vice President

Unifi Kinston, LLC Unifi Manufacturing, Inc., as sole member

By:	/s/ Charles F. McCoy
Name: Charles F. McCoy Title: Vice President

cc:	Lawrence G. Wee, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP